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                                            Filed By Exodus Communications, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                                   Commission File No. 000-23795

                                      Subject Company:  GlobalCenter Holding Co.



                          EXODUS COMMUNICATIONS, INC.

                                 PRESS RELEASE

                               September 28, 2000


EXODUS LOGO                                                 GLOBAL CROSSING LOGO

FOR IMMEDIATE RELEASE

EXODUS TO ACQUIRE GLOBALCENTER FOR $6.5 BILLION

Combination Creates the Premier Company in Complex Web Hosting Worldwide Exodus and Global Crossing Enter Into Long-term Network Agreement
Exodus and Asia Global Crossing to Form Joint Venture in Asia

Santa Clara, CA and Hamilton, Bermuda (September 28, 2000) - Exodus Communications, Inc. [Nasdaq:EXDS] and Global Crossing Ltd. [Nasdaq:GBLX] announced today that their boards of directors have approved a definitive merger agreement under which Exodus(R) will acquire GlobalCenter Inc., a wholly owned subsidiary of Global Crossing. Exodus will issue a number of common equivalent shares equal to $6.525 billion divided by the average closing price of Exodus stock prior to the closing of the transaction, subject to a collar. Based on the collar and Exodus' closing stock price of $53.25 on September 27, 2000, the current value of the transaction is approximately $6.1 billion. The transaction is expected to be accretive to Exodus' EBITDA in 2001. The transaction will be accounted for as a purchase and is expected to close in the first quarter of 2001.

Exodus and GlobalCenter are leading providers of complex web hosting services to business customers worldwide. The two companies would have a pro forma annualized recurring revenue run rate of approximately $1.0 billion (as of June 30, 2000 assuming the Exodus customer backlog is installed and combined with the current installed customer base). The combined company would have 32 Internet Data Centers totaling approximately 2.6 million gross square feet, almost 4,000 customers, and strategic partners that include Cisco, Compaq, Dell, Inktomi, Microsoft, Oracle, Softbank and Sun Microsystems. The combined company will be positioned to capture new opportunities in the rapidly growing U.S. web hosting market which, according to a Forrester Research report issued earlier this year, is expected to reach approximately $20 billion in 2004.


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Exodus and Global Crossing Enter Into Long-term Network Agreement
-----------------------------------------------------------------

Exodus and Global Crossing also signed a 10-year network services agreement. Under the agreement, Global Crossing becomes the primary network provider to Exodus worldwide, and Exodus will purchase 50% or more of its future network needs outside of Asia from Global Crossing. In return, Global Crossing has agreed to provide Exodus with preferred pricing on all network services and assets offered by Global Crossing, including circuits, IRUs and dark fiber.

Exodus and Asia Global Crossing to Form Joint Venture in Asia
-------------------------------------------------------------

As part of the transaction, Exodus and Asia Global Crossing have agreed to form a joint venture to provide complex web hosting and managed services in Asia. Exodus will own 67% of the venture and Asia Global Crossing will own 33%. Both companies would contribute to the joint venture all their Asia region web hosting related assets. Asia Global Crossing will be the primary network provider for Exodus Asia Pacific in Asia, and the parties intend that 67% of the new venture's networking needs will be supplied by Asia Global Crossing. Exodus will manage and operate the joint venture.

Marketing Agreement
-------------------

Exodus and Global Crossing have also signed a marketing services agreement whereby Global Crossing will offer and co-brand Exodus' web hosting services to Global Crossing's network services customers.


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Benefits of the Transaction
---------------------------

Ellen M. Hancock, chairman and chief executive officer of Exodus, said, "Today's announcement represents a major strategic milestone for our company. This combination will give us the additional scale, scope and international reach to extend our position as the preferred provider of mission-critical web hosting solutions to customers worldwide. Our global network of Internet Data Centers will now be 'on net' with Global Crossing's state-of-the-art international IP network, providing Exodus with superior network quality of service. With GlobalCenter, we will have an expanded customer base into which we can sell our comprehensive suite of managed services. These critical advantages, coupled with the extraordinary depth of talent our combination creates, will enable us to continue to provide the leading edge solutions that our customers demand."

Ms. Hancock continued, "As the customer requirements for high-end, value-added web hosting services become more sophisticated, only a handful of companies will have what it takes to succeed. By joining forces with GlobalCenter and Global Crossing, we will have a broader geographic presence and a stronger worldwide network to extend our leadership position. In addition, both Exodus and GlobalCenter have employees who are highly skilled in Internet technologies and are dedicated to providing high quality services and support to customers with mission-critical Internet operations. This transaction clearly raises the bar again for the entire complex web hosting market."

"Under the agreement announced today, Global Crossing and Exodus are creating an unprecedented alliance, combining complex web hosting and the world's most advanced broadband Internet protocol network in markets around the world," said Global Crossing founder and chairman, Gary Winnick.


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"At the start of this year, we promised Global Crossing's shareholders that we would quickly increase the value of our GlobalCenter subsidiary and take steps to realize such value for our shareholders," said Leo J. Hindery, Jr., chief executive officer of Global Crossing and chairman and CEO of GlobalCenter. "Our first intention was to take these assets public, but the merger of GlobalCenter and Exodus better achieves our goals, bringing Exodus and Global Crossing together in an extraordinary and unparalleled high-growth partnership."

"This alliance has a significant time-to-market advantage in providing complex web hosting services, which should attract multinational customers at an accelerated pace. Global Crossing remains committed to providing seamless connectivity and universal access to information resources across oceans, across borders, and from desktop to desktop in the major cities of the world. Our new joint marketing agreement allows us to offer Exodus' leading web hosting services as an element of our service offerings to global enterprises," concluded Mr. Hindery.

        Transaction Details

After the close of the transaction, Exodus expects to realize efficiencies as a result of the scale achieved by the combination, including substantial savings in the areas of network and other operating costs. In addition, the potential to deliver managed services across a much broader platform and to leverage the combined distribution channels provides an outstanding opportunity. The transaction is not expected to result in any workforce reductions.


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                                     Page 5

Under the terms of the agreement, if the average closing price of Exodus common stock for the ten trading days preceding the close of the transaction is between $56.40 and $65.55, Exodus will issue a number of shares and options with a value equal to $6.525 billion, to be determined using such average price. If the average closing price for the ten-day period is below $56.41, Exodus will issue
115.7 million fully diluted shares; if the average closing price for the ten-day period is higher than $65.55, Exodus will issue 99.5 million fully diluted shares. After the close of the transaction, Global Crossing and Global Center's optionees together will own approximately 16.1% to 18.3% percent of the fully diluted common equity of Exodus. Global Crossing will be subject to certain sale restrictions on its Exodus stock for a period of one year following closing. The acquisition is conditioned upon, among other things, approval by Exodus stockholders and customary regulatory approvals.

Donaldson, Lufkin & Jenrette Securities Corp.; Goldman, Sachs & Co.; and Thomas Weisel Partners Merchant Banking served as financial advisors to Exodus, and Fenwick & West LLP served as legal counsel. Morgan Stanley Dean Witter served as financial advisor to Global Crossing and GlobalCenter; and Gibson, Dunn & Crutcher LLP and Simpson Thacher & Bartlett served as legal counsel.

About Global Crossing

Global Crossing Ltd. (Nasdaq: GBLX) is building and offering services over the world's most extensive global IP-based fiber optic network, which will have more than 101,000 route miles, serving five continents, 27 countries and more than 200 major cities. Global Crossing's operations are headquartered in Hamilton, Bermuda, with principal offices in Los Angeles, California; London, England; Amsterdam, The Netherlands; Morristown, New Jersey; Rochester, New York; Sunnyvale, California; and Miami, Florida. Visit Global Crossing at www.Global Crossing.com on the Web.

About Exodus

Exodus Communications (Nasdaq: EXDS) is a leading provider of complex Internet hosting for enterprises with mission-critical Internet operations. The company offers sophisticated system and network management solutions along with professional technology services to provide optimal performance for customers' Web sites. Exodus manages its network infrastructure via a worldwide network of Internet Data Centers (IDCs) located in North America, Europe and Asia Pacific. More information on Exodus can be found at www.Exodus.com


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                                    Page 6

Forward-looking Language

This press release contains forward-looking statements based on current expectations. Actual results may differ materially from expectations due to a number of risks and uncertainties, including, but not limited to the following: the fulfillment of conditions to complete the merger, including regulatory and Exodus stockholder approval; the costs incurred to complete the merger; the combined company's competitive performance; potential difficulties in integrating the two companies, their product and service offerings and infrastructure; the ability of the combined company to achieve network cost savings and operating efficiencies; the continued employment of the combined entity's employees; potential difficulties in maintaining and enhancing continued working relationships with strategic partners; the risk that customers that have placed orders may cancel or reduce their orders or delay the commencement of services; and the continued development of service offerings of the combined company. Actual results may also vary from expectations as a result of risks and uncertainties described from time to time in Exodus' and Global Crossing's filings with the Securities and Exchange Commission (SEC). In particular, see "Factors Affecting Future Results" in Exodus's quarterly and annual reports filed with the SEC and see "Risk Factors" in Global Crossing's quarterly and annual reports filed with the SEC. Neither Exodus nor Global Crossing assumes any obligation to update the forward-looking information contained in this press release.

In connection with this transaction, Exodus will be filing a Proxy Statement with the Securities and Exchange Commission. SECURITY HOLDERS OF EXODUS ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING THIS BUSINESS COMBINATION. Investors and security holders may obtain a free copy of the proxy statement when it becomes available at the SEC's website at www.sec.gov.
                                          -----------

Financial Analyst Conference:

There will be a financial analyst conference call today at 10:30 AM EDT / 7:30 AM PDT to discuss the transaction. To listen to the teleconference, please call
(888) 849-9184. For individuals outside of the US, please call (212) 896-6104. It can be monitored via the world wide web at www.dealinfo.com/Exodus. The reservation number for the webcast is 16489940. Real Network's Real Player or Microsoft Media Player is required to access the webcast. They can be downloaded from www.real.com or www.microsoft.com/windows/mediaplayer.

Media Teleconference:

There will be a media teleconference call today at 12:00 PM EDT / 9:00 AM PDT to discuss the transaction. To participate in the teleconference please call:
(888) 849-9214. For individuals outside of the US, please call (212) 676-5268. Due to the expected number of callers, please call at least 15 minutes before the conference is to begin. Ask to be connected to the Exodus/Global Crossing teleconference.


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                                     Page 7

Satellite Uplink for B-roll:

Thursday, September 28, 2000            Thursday, September 28, 2000
8:00 to 8:30 AM EDT                     12:00 to 12:30 PM EDT
Telstar 4; Transponder 6 C-band         Telstar 4; Transponder 6 C-band
Downlink frequency 3820 horizontal      Downlink frequency 3820 horizontal

If you have any technical questions or problems with the satellite feed for B-roll, please call Brett Curran at (212) 627-5622.

Contacts for Exodus                           Contacts for Global Crossing

Investors:                                    Investors:
Jane Underwood                                Ken Simril
(408) 346-2191                                (800) 836-0342
jane.underwood@exodus.net                     investors@globalcrossing.com

Media:                                        Media:
Maureen O'Connell                             Kim Polan
(408) 346-2218                                212-687-8080
maureen.oconnell@exodus.net                   kpolan@sardverb.com


                                              Contacts for GlobalCenter

                                              Media:
                                              Secret Fenton
                                              408-543-9060
                                              sfenton@globalcenter.net

Trademark Info: Exodus and Exodus Communications are trademarks of Exodus Communications, Inc. and are registered in certain jurisdictions. All other trademarks mentioned in this document are the property of their respective owners.

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